Optimus Healthcare Services, Inc.

1400 Old Country Road, Suite 304

Westbury, NY 11590

July 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Jennifer Lopez Molina

Re:	Optimus Healthcare Services, Inc.

Registration Statement on Form S-1

File No. 333-261849

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Optimus Healthcare Services, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, July 26, 2022, or as soon thereafter as possible.

Please notify Stephen Cohen of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8166 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

OPTIMUS HEALTHCARE SERVICES, INC.

By:	/s/ Marc Weiner
Name:	Marc Weiner
Title:	Chief Executive Officer